UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 13, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

New Proxy Form for the 2010 Annual General Meeting

I/We	(Note 1),
“H” Shares shareholder account number (if applicable):	,
address:	(Note 1),
hold	“H” Shares of China Eastern Airlines Corporation Limited
(the “Company“) and hereby appoint the chairman of the AGM or Mr./Ms.	of
address:	(Note 3),
to represent me/us to attend the AGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 9:00 a.m. on Wednesday, 29 June 2011 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”) and the supplemental notice of the AGM of the Company (the “Supplemental Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice and the Supplemental Notice.

					AGREE	DISAGREE	ABSTAIN
	ORDINARY RESOLUTIONS				(Note 4)	(Note 4)	(Note 4)
1.	“THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2010.”
2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2010.”
3.	“THAT, to consider and approve the audited financial statements and the auditors’ reports for the Company for the year 2010.”
4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2010 (Note 1).”
5.
“ THAT, to consider and approve the re-appointments of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company as the Company’s PRC domestic auditors for the financial year ending 31 December 2011 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2011, and to authorise the Board to determine their remuneration.”

6.
“THAT, to consider and approve by way of ordinary resolution (i) the issue (the “Bond Issue”) of offshore RMB denominated bonds (the “RMB Bonds”) by Eastern Air Overseas (Hong Kong) Corporation Limited (東航海外（香港）有限公司)  (“CEA Hong Kong”), a wholly-owned subsidiary of the Company and (ii) the provision of guarantee by the Company in respect of the Bond Issue by CEA Hong Kong; and to authorize the President of the Company to deal with all relevant matters in relation to the Bond Issue.

Particulars of the Bonds Issue, if proceeded, are as follows:

	(a)	Issuer	:	CEA Hong Kong

	(b)	Guarantor	:	the Company

	(c)	Aggregate principal amount	:	not exceeding RMB8,000,000,000

	(d)	Maturity period	:	up to 5 years

	(e)	Use of proceeds	:	corporate daily operation

	(f)	Summary of the proposal	:	the issue of the RMB Bonds in a single series or multiple series depending on market conditions

	(g)	Scope of guarantee	:	principal amount of the RMB Bonds and interests and expenses payable for enforcing the principal amount

	(h)	Term of guarantee	:	subject to the issuer having satisfied all its payment obligations under the RMB Bonds, the term of guarantee will end upon expiration of the maturity period in relation to the RMB Bonds

	(i)	Government approval	:	the matters referred to in this resolution are subject to the approvals from the relevant PRC government authorities”

7.
“THAT to consider and elect Mr. Li Yangming as a director of the sixth session of the Board with a term which would be the same as the current session of the Board; and to agree that Mr. Luo Chaogeng will cease to serve as a director of the Company due to old age with effect from the date, on which the new director is appointed by the Company.”

8.
“THAT to consider and elect Mr. Yu Faming as a supervisor of the sixth session of the supervisors committee of the Company (the “Supervisors Committee”) with a term which would be the same as the current session of the Supervisors Committee; and to agree that Ms. Liu Jiangbo will cease to serve as a supervisor of the Company due to old age with effect from the date, on which the new supervisor is appointed by the Company.”

				AGREE	DISAGREE	ABSTAIN
	ORDINARY RESOLUTIONS			(Note 4)	(Note 4)	(Note 4)
9.	“THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)
the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

	(b)	for the purposes of this special resolution: “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

		(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

		(ii)	the expiration of the 12-month period following the passing of this special resolution; or

		(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

	(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

Signature(s):	(Note 5)	Date:
Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.
Please fill in the number of shares registered in your name(s). If such number is not provided, this new proxy form will be deemed to relate to all the shares of the Company registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the AGM, please delete the words “the chairman of the AGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this new proxy form must be duly authenticated by the signature of the signer of this new proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.
This new proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This new proxy form must be duly signed by the appointer or his attorney. If this new proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled (the “Closing Time”) for the holding of the AGM in order for such documents to be considered valid.

7.
IMPORTANT: If you have not yet lodged the old proxy form which was sent to you together with the Notice (the “Old Proxy Form”) with the Company’s registrar, you are requested to lodge this new proxy form if you wish to appoint proxies to attend the AGM on your behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

8.	IMPORTANT: If you have already lodged the Old Proxy Form with the Company’s registrar, you should note that:

(i)
If this new proxy form is not lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by you if correctly completed. The proxy so appointed by you will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolution as set out in the Supplemental Notice.

(ii)
If you have lodged this new proxy form with the Company’s registrar before the Closing Time as mentioned in point 6 above, this new proxy form will revoke and supersede the Old Proxy Form previously lodged by you. This new proxy form will be treated as a valid proxy form lodged by you if correctly completed.

(iii)
If this new proxy form is lodged with the Company’s registrar after the Closing Time as mentioned in point 6 above, this new proxy form will be invalid. However, it will revoke the Old Proxy Form previously lodged by you, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or this new proxy form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, you are advised not to lodge this new proxy form after the Closing Time as mentioned in point 6 above. If you wish to vote at the AGM, you will have to attend in person and vote at the AGM. You are reminded that completion and delivery of the Old Proxy Form and/or this new proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.

9.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

10.	If a proxy attends the AGM, appropriate identification documents must be produced.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.